TROYGOULD PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067

Istvan Benko ● (310) 789-1226 ● ibenko@troygould.com	File No. 491-2

December 7, 2010

VIA EDGAR CORRESPONDENCE

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highway Holdings Limited
Registration Statement on Form F-3

Dear Ms. Long:

By letter dated August 26, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided Highway Holdings Limited (the “Company”) with comments to the Company’s Registration Statement on Form F-3 (the “Registration Statement”).  This letter contains the Company’s responses to the Staff’s comments.  The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the August 26, 2010 letter from the Staff.

Concurrently with the submission of this response, the Company has filed Amendment No. 1 (the “Amendment No. 1”) to the Registration Statement.  Also, we are hereby submitting to the Staff a redline copy of Amendment No. 1 that shows the changes that were made to the Registration Statement.

The Staff also noted that the facsimile number on the cover page of the Registration Statement does not seem to work.  We have checked, and the number seems to be functioning properly.  Also, the Company has told us that this number is its main facsimile number on which the Company receives dozens of facsimiles daily.  Accordingly, we have not changed the facsimile number on the cover page.  Please advise if the Staff still is unable to use this facsimile number.

Description of Common Shares.

1.           In the “Description of Common Shares,” we have deleted the references to “does not purport to be complete” and “qualified in its entirety,” and have clarified that the summary describes the material provisions of the common shares.

Securities and Exchange Commission
December 7, 2010

Legal Matters.

2.           We disclosed that the legal opinion of Harney Westwood & Riegels contains an enforceability opinion.

Exhibit 4.4.

3.           A cross reference sheet has been added to the indenture that is included as Exhibit 4.4 in Amendment No. 1.

Exhibit 5.1.

4.           We apologize for the error in the reference to the exhibit number in the EDGAR filing.  The revised legal opinion of Harney Westwood & Riegels is filed as Exhibit 5.1 in Amendment No. 1.

5.           The limitation language in the opinion has been removed.

6.           The opinion has been revised to delete clause 3(c) of the legal opinion.

7.           Harney Westwood & Riegels did not include an enforceability opinion with respect to the units because there is no document or agreement on which such an opinion can be given.  As indicated in “Description of Units,” the units will merely consist of “consist of a combination of two or more of the other securities described in this prospectus.”  There is no “unit” instrument that will be issued to investors that contains terms that can be enforced against the Company (other than the securities that comprise the units, which securities are individually addressed elsewhere in the legal opinion).  Therefore, there is no document on which an enforceability opinion can be issued.  For example, a unit may consist of a share of common stock and a warrant.  The two securities delivered at the same time to the investor for a single price will comprise the unit.  There is no “unit” instrument that can be enforced by the investor, other than the individual components of the unit.  If units are issued, the Company may issue instructions to its transfer agent or unit agent regarding the transferability of the securities comprising the units, but it is not expected that there will be any “unit agreement” between the Company and the investors.

8.           The sentence that the legal opinion may only be relied upon by the Company and its counsel has been deleted.

As requested, the Company has not submitted an acceleration request and, therefore, also has not included the representations in the three bullet points on page 3.

Securities and Exchange Commission
December 7, 2010

Please contact me if you have any questions regarding this letter or Amendment No. 1.  In the event that I am unavailable, please contact Alison Pear of this office at (310) 789-1206.  Thank you.

Very truly yours, /s/ Istvan Benko

IB:ib
cc:	R. Kohl, CEO Highway Holdings Limited

Alison Pear, TroyGould PC